



16013288

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 29 2016

Washington DC 409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 28915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reuters Transaction Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm **212-897-1685**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

RMS

OATH OR AFFIRMATION

I, **Linda Grimm**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Reuters Transaction Services LLC**, as of **December 31**, 20 **15**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NYS DFL 01-740 672
308-740 12/13/20

Linda Grimm
Signature

Financial and Operations Principal
Title

Patricia A Martin
Notary Public

PATRICIA A MARTIN
Notary Public - State of New York
NO. 01MA6207399
Qualified in Orange County
My Commission Expires 6/15/2017

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
- [ ] (p) Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reuters Transaction Services LLC
Index
December 31, 2015

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3–7

Supplemental Information



Report of Independent Registered Public Accounting Firm

To the Management of Reuters Transaction Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Reuters Transaction Services LLC (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 29, 2016

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

Reuters Transaction Services LLC
Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 1,643,408
Cash in special reserve account	150,000
Prepaid expenses	10,000
Other Assets	78,475
Due from affiliates	9,922,082
Total assets	$ 11,803,965
Liabilities and Member's Equity	
Liabilities	
Accrued expenses	205,359
Due to affiliates	118,227
Other liabilities	16,997
Total liabilities	340,583
Commitments and contingencies (Note 2)	
Member's equity	11,463,382
Total liabilities and member's equity	$ 11,803,965

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Reuters Transaction Services LLC ("RTS" or the "Company"), a New York Limited Liability Company, is an indirectly wholly owned subsidiary of Thomson Reuters Market LLC (the "Parent"), which is an indirectly wholly owned subsidiary of Thomson Reuters Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business activity is providing clients a communication network enabling broker-dealers to receive orders from their institutional customers. In connection with providing these services, the Company does not take proprietary positions or enter into transactions as a principal. The Company also provides software applications to customers on a subscription basis.

As further described in Notes 2 and 4, the Company is a member of a group of affiliated companies and has extensive financing transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those which would result from transactions among unrelated parties.

2. Significant Accounting Policies

This financial statement has been prepared in accordance with US GAAP.

Revenue Recognition

Revenues related to conversational dealing products subscription are typically billed quarterly in advance as a subscription fee for the services. The revenue is recognized ratably over the period of the invoice. The service is a messaging system that allows a closed community to discuss trading for foreign exchange ("FX") instruments.

Deal Tracker is a Thomson Reuters branded system which is part of the conversational dealing business. It is a post trade service that communicates deal information to the customers back office system to support administration of executed trades. Customers are typically billed a subscription fee for the supply of the Deal Tracker service quarterly in advance. The revenue is recognized ratably over the period represented by the dates contained in the invoice.

In May 2014, the FASB issued ASU No. 2014-09, which was amended in August 2015 by ASU No. 2015-14 "Revenue from Contracts with Customers (Topic 606)." ASU No. 2015-14 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. The ASU also provides guidance on accounting for certain contract costs, and requires new disclosures. ASU No. 2015-14 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is still evaluating the effect of the ASU on its financial condition, results of operations, and cash flows

Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained for any individual client account where recovery is in doubt due to customer bankruptcy or severance of commercial relationship. The allowance is reduced by charge-offs and is either (a) increased by provisions charged to expense or (b) reduced by the release of such provisions when there are changes in the status of the individual client accounts. As of December 2015, the Company had no allowance for doubtful accounts:

Allowance for doubtful accounts at December 31, 2014	$	34,084
Charge-offs		126
Provision/(recovery) for doubtful accounts		(34,210)
Allowance for doubtful accounts at December 31, 2015	$	-

Credit Note Allowance
A credit note allowance is maintained to cover customer billing disputes that arise during the normal course of business. The allowance is increased by provisions charged to expense or reduced by the release of such provisions when there are changes in the status of the individual client accounts. As of December 2015, the Company had no allowance for credit notes:

Credit note allowance at December 31, 2014	$	37,462
Provision for credit notes		(37,462)
Credit note allowance at December 31, 2015	$	-

Income Taxes
The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". The ASC requires that deferred taxes reflect tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of a deferred tax asset will not be realized.

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes, and therefore any income or loss is included on the Parent's consolidated income tax return. The Company computes its tax liabilities as if it were filing a tax return on a modified separate return basis. The Parent settles all tax liabilities and pursuant to a tax forgiveness agreement, income tax liabilities/(benefits) are waived and recorded in the form of non-cash capital contribution/(distribution) reflected in member's equity.

Use of Estimates
The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit and Business Risk
The Company's principal business operation is providing a communications network in which broker-dealers receive orders from their institutional customers. As a result, the Company is inherently subject to fluctuations in the broker-dealer market as the conduct of its business is dependent on the level of transactions in the marketplace.

The Company places its cash in large financial institutions. At December 31, 2015 substantially all of the Company's $1,793,408 cash balance is being held at one financial institution. This cash balance is in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

Commitments and Contingencies
ASC 460-10, "Guarantees", requires the disclosure of the representations and warranties that the Company enters into which may provide general indemnifications to others. The Company, in its normal course of business, may enter into legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company's management expects the risk of loss to be remote.

3. Due from/to Affiliates

Due from/to affiliates represents the net of fees for services and other fees owing to/from affiliates that provide the Company with services and software that the Company in turn provides to clients.

Balances due from affiliates are offset with balances due to affiliates when; (a) the balances relate to the same affiliate, (b) there is a legally enforceable right to offset the asset and liability, and (c) the Company intends to settle on a net basis.

4. Income Taxes

The Company follows the authoritative guidance for Income Tax Uncertainties which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefit or provisions at December 31, 2015.

The IRS has completed its federal income tax examinations of the Parent's return in which the Company is included, through 2010. As of December 31, 2015, the Company did not record a liability for unrecognized tax benefits. All years subsequent to and including 2011 remain subject to examination by the state taxing authorities.

5. Related Party Transactions

In the normal course of conducting its business, the Company is party to various transactions with the Parent and its affiliates. The following is a summary of those transactions.

On July 1st 2015, the Company sold its conversational dealing customer contracts in a transaction between entities under common control to FXALL LLC, an indirectly wholly-owned subsidiary of Thomson Reuters Corporation, for $100,000. The proceeds from the sale have been presented as a capital contribution in Members' Equity.

The Company has a local vendor agreement with Thomson Reuters Global Resources ("TRGR") for services and software that serve predominately the foreign exchange markets to clients in the financial services sector.

The Company has a services agreement with its Parent for facilities and support services such as general and administrative services including legal, financial, sales, back-office support and other corporate functions

The Company has a marketing support services agreement with its Parent for promotional, marketing activities and related administrative services in support of the Company's sales activities for Dealing Services and other related incidental pre-sales support services.

The Company may lend excess cash balances to Thomson Reuters Treasury LLC (a subsidiary of the Parent), for which there are no specific repayment terms or final maturity. In addition, the Company may also borrow cash under the same agreement. Interest is charged on amounts due to/from Thomson Reuters Treasury LLC. Interest receivable on excess cash, and payable on both borrowed cash and due to Thomson Reuters Treasury LLC, is calculated on a monthly basis at quoted US dollar deposit rates for excess cash balances. Interest on amounts loaned is computed on the quoted US dollar deposit rates plus a margin as defined in the agreement. At December 31, 2015, this interest rate was 0.0025%. As of December 31, 2015, the Company loaned $8,544,809 in excess cash to Thomson Reuters Treasury LLC.

Amounts due from or due to affiliates are reflected within due from affiliates and due to affiliates, respectively, as of December 31, 2015 within the Statement of Financial Condition. Amounts due to/from the same affiliate are shown net in the Statement of Financial Condition, pursuant to the intercompany agreement(s). Amounts due to/from different affiliates are not shown net in the Statement of Financial Condition.

As of December 31, 2015, the Company and its Parent permanently waived its right to receive settlement of $58,711 of tax payable by the Company to the Parent in accordance with the terms set forth in a tax forgiveness agreement.

6. Regulatory Compliance

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2015, the Company had net capital under the Rule of $1,452,825 which was $1,430,120 in excess of its minimum required net capital of $22,705. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 0.23 to 1.

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(i) since it does not hold any customer cash or securities.

7. Fair Value Measurement

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The inputs reflect the Company's assumptions about the inputs market participants would use in pricing an asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash, cash in special reserve account, due to affiliates and due from affiliates.

The Company's Level 1 financial assets represent cash.

The Company's remaining financial assets would be characterized as Level 2.

8. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2015 that would require recognition or disclosure in this financial statement through February 29, 2016 the issuance date of this financial statement. Management has not identified any subsequent events.

Reuters Transaction Services LLC

Statement of Financial Condition
December 31, 2015
(Available for Public Inspection)